EXHIBIT (a)(5)(C)

Investor Contacts: Eric Salander – 401-457-2288 D’Ante Natili – 401-457-2288	FOR IMMEDIATE RELEASE

Media Contact: David Sylvestre – 401-457-2362

Textron Inc. Announces Completion of Initial Offering Period and Intent to Exercise Top Up Option and Complete Merger

Providence, RI, March 6, 2017:  Textron Inc. (NYSE: TXT) announced today the successful completion of the cash tender offer by Aces Acquisition Corp. (“Purchaser”), an indirect wholly owned subsidiary of Textron, for all of the issued and outstanding shares of common stock (the “Shares”) of Arctic Cat Inc. (NASDAQ: ACAT), which expired at 5:00 p.m., New York City time, on March 3, 2017.

Wells Fargo Bank, N.A., the depositary for the tender offer, has indicated that, as of the expiration of the tender offer, 10,320,282 Shares had been tendered into and not properly withdrawn from the tender offer.  These Shares represent approximately 79% of the outstanding Shares and 73% of the Shares on a fully diluted basis (as determined pursuant to the Agreement and Plan of Merger, dated January 24, 2017 (the “Merger Agreement”), among Textron, Purchaser and Arctic Cat).  In addition, the depositary has received commitments to tender approximately 344,208 Shares in accordance with the guaranteed delivery procedures, which, when combined with the Shares tendered and not properly withdrawn from the tender offer, represent approximately 82% of the outstanding Shares and 75% of the Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).  All Shares that were validly tendered into the tender offer and not properly withdrawn have been accepted for payment.

Textron announced that Purchaser intends to exercise its option (the “Top Up Option”) under the Merger Agreement to purchase directly from Arctic Cat an additional number of Shares that when combined with the Shares purchased in the tender offer will represent at least one Share more than 90% of the Shares on a fully diluted basis (as determined pursuant to the Merger Agreement).  Textron then intends to cause Purchaser to effect a “short-form” merger under Minnesota law as promptly as practicable following the exercise of the Top Up Option, without the need for a meeting of the shareholders of Arctic Cat.

As a result of the merger, each outstanding Share (other than Shares owned by (a) Textron or Purchaser or any other subsidiary of Textron or (b) any shareholder of Arctic Cat who is entitled to and properly demands and exercises dissenters’ rights with respect to such Shares pursuant to, and complies in all respects with, the applicable provisions of Minnesota law) will at the effective time of the merger be converted into the right to receive $18.50, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law.

After the merger, Arctic Cat will be an indirect wholly owned subsidiary of Textron, the Shares will cease to be traded on the NASDAQ and Arctic Cat will no longer have reporting obligations under the Securities and Exchange Act of 1934, as amended.

About Textron Inc.

Textron Inc. is a multi-industry company that leverages its global network of aircraft, defense, industrial and finance businesses to provide customers with innovative solutions and services. Textron is known around the world for its powerful brands such as Bell Helicopter, Cessna, Beechcraft, Hawker, Jacobsen, Kautex, Lycoming, E-Z-GO, Greenlee, Textron Off Road, Textron Systems, and TRU Simulation + Training. For more information visit: www.textron.com.

Certain statements in this press release may describe strategies, goals, outlook or other non-historical matters; these forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update them. These statements are subject to known and unknown risks, uncertainties, and other factors that may cause our actual results to differ materially from those expressed or implied by such forward-looking statements.